News release
For immediate publication

ART ADVANCED RESEARCH TECHNOLOGIES INC. ANNOUNCES CLOSING OF TREASURY OFFERING TOTALING CA$7,000,050

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Montreal, Canada, May 17, 2006 – ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today that it has completed an offering of 9,333,400 common shares issued from treasury. The common shares were priced at CA$0.75, bringing the gross proceeds to ART to CA$7,000,050. The offering syndicate was led by Salman Partners Inc. and included Canaccord Capital Corporation and Westwind Partners Inc.

“We are very pleased to have concluded this CA$ 7 million financing”, declared Ms. Micheline Bouchard, President & CEO of ART. “Going forward, this transaction further strengthens our balance sheet, and we now have a good level of funding to focus on achieving our growth objectives”, added Ms. Bouchard.

The net proceeds of the treasury offering (estimated to be CA$6,230,050) will be used as follows: approximately CA$2,000,000 for the sale and distribution of the Company’s products and approximately CA$4,000,000 for the development of new products and applications (including biomarkers), with the balance to be used for working capital and general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About ART

ART Advanced Research Technologies Inc. is a leader in molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential use with other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian securities regulatory authorities and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
VP, Corporate Secretary and General Counsel

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca